UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Aerohive Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

007786106

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 007786106

1	NAME OF REPORTING PERSON

SQN Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,649,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,649,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

HC, IA, PN

2

CUSIP NO. 007786106

1	NAME OF REPORTING PERSON

SQN Investors Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,649,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,649,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 007786106

1	NAME OF REPORTING PERSON

SQN Investors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,649,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,649,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

HC, OO

4

CUSIP NO. 007786106

1	NAME OF REPORTING PERSON

SQN Partners (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,649,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,649,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

HC, OO

5

CUSIP NO. 007786106

1	NAME OF REPORTING PERSON

Amish Mehta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,649,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,649,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

HC, IN

6

CUSIP NO. 007786106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Aerohive Networks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1011 McCarthy Boulevard, Milpitas, California 95035.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	SQN Investors Master Fund LP, a Cayman Islands limited partnership (“Master Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	SQN Investors LP, a Delaware limited partnership (“SQN”), as the investment adviser of Master Fund;
(iii)	SQN Investors (GP) LLC, a Delaware limited liability company (“SQN GP”), as the general partner of SQN;
(iv)	SQN Partners (GP) LLC, a Delaware limited liability company (“Fund GP”), as the general partner of Master Fund; and
(v)	Amish Mehta, as manager of each of SQN GP and Fund GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal business office of each of SQN, SQN GP, Fund GP and Mr. Mehta is 201 Redwood Shores Parkway, Suite 242, Redwood City, CA 94065. The address of the principal business office of Master Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 268, Grand Cayman KY1-1111, Cayman Islands.

(c)       The principal business of Master Fund is investing in securities. The principal business of Fund GP is acting as the general partner of Master Fund and other investment limited partnerships. The principal business of SQN is serving as the investment adviser to Master Fund and other investment limited partnerships. The principal business of SQN GP is serving as the general partner of SQN. The principal occupation of Mr. Mehta is serving as the manager each of SQN GP and Fund GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP NO. 007786106

(f)       Mr. Mehta is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 3,649,598 Shares beneficially owned by Master Fund is approximately $19,576,397, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 53,873,669 Shares outstanding, which is the total number of Shares outstanding as of July 28, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 2, 2017.

8

CUSIP NO. 007786106

A.	Master Fund
(a)	As of the close of business on September 7, 2017, Master Fund beneficially owned 3,649,598 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,649,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,649,598

(c)	The transactions in the Shares by Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	SQN
(a)	SQN, as the investment adviser of Master Fund, may be deemed the beneficial owner of the 3,649,598 shares owned by Master Fund.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,649,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,649,598

(c)	SQN has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	SQN GP
(a)	SQN GP, as the general partner of SQN, may be deemed the beneficial owner of the 3,649,598 Shares owned by Master Fund.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,649,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,649,598
(c)	SQN GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP NO. 007786106

D.	Fund GP
(a)	Fund GP, as the general partner of Master Fund, may be deemed the beneficial owner of the 3,649,598 Shares owned by Master Fund.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,649,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,649,598
(c)	Fund GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	Amish Mehta
(a)	Mr. Mehta, as the manager of SQN GP and Fund GP, may be deemed the beneficial owner of the 3,649,598 Shares owned by Master Fund.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,649,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,649,598
(c)	Mr. Mehta has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 7, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among SQN Investors Master Fund LP, SQN Investors LP, SQN Investors (GP) LLC, SQN Partners (GP) LLC and Amish Mehta, dated September 7, 2017.
10

CUSIP NO. 007786106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2017

SQN INVESTORS (GP) LLC			SQN INVESTORS LP

By:	/s/ Scott R. Smith		By:	SQN Investors (GP) LLC, its General Partner
	Name:	Scott R. Smith
	Title:	CFO	By:	/s/ Scott R. Smith
				Name:	Scott R. Smith
				Title:	CFO

SQN PARTNERS (GP) LLC			SQN INVESTORS MASTER FUND LP

By:	/s/ Scott R. Smith		By:	SQN Partners (GP) LLC, its General Partner
	Name:	Scott R. Smith
	Title:	CFO	By:	/s/ Scott R. Smith
				Name:	Scott R. Smith
				Title:	CFO

/s/ Amish Mehta
Amish Mehta

11

CUSIP NO. 007786106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

SQN Investors Master Fund LP

250,000	3.3374	08/03/2017